UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1

to

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

ShoulderUp Technology Acquisition Corp.

Full name of Registrant

N/A

Former name if Applicable

125 Townpark Drive, Suite 300

Address of Principal Executive Office (Street and number)

Kennesaw, Georgia 30144

City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 14, 2024, ShoulderUp Technology Acquisition Corp. (the “Registrant”) filed a Notification of Late Filing on Form 12b-25 (the “Original Late Notice”) reporting that the Registrant was unable to file with the U.S. Securities and Exchange Commission (the “SEC”), without unreasonable effort or expense, its Quarterly Report for the three months ended September 30, 2024 (the “Quarterly Report”) by the prescribed due date for such filing. This amendment to the Original Late Notice is being filed to notify that the Registrant has further delayed filing the Quarterly Report because the Registrant is now reviewing whether a restatement of the Registrant’s unaudited financial statements for the three months ended June 30, 2024, due to errors caused in the accounting of the fair value of the Class B Common Stock allocated to certain investors party to certain non-redemption agreements, is required. This requires additional time for evaluation, and the Registrant will not be able to file the Quarterly Report within the 5 day extension permitted by the rules of the Securities and Exchange Commission. The Registrant, therefore, requires additional time to complete the Quarterly Report. The Registrant currently expects to file the Quarterly Report within two weeks of the date of this amendment to Form 12b-25, although no assurance can be given as to this timeframe.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Phyllis W. Newhouse	(970)	924-0446
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ShoulderUp Technology Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 20, 2024	By:	/s/ Phyllis W. Newhouse
Phyllis W. Newhouse
Chief Executive Officer

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